UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on May 24, 2017

ROYAL DUTCH SHELL PLC

DIRECTOR DECLARATION

Further to the resolutions passed at the Annual General Meeting of Royal Dutch
Shell plc (the "Company") on May 23, 2017 to appoint Catherine Hughes and
Roberto Setubal as Directors of the Company with effect from June 1, 2017 and
October 1, 2017 respectively, the following information is disclosed pursuant to
Listing Rule 9.6.13.

Catherine Hughes is currently a Non-executive Director of Precision Drilling
Corporation and SNC-Lavalin Group Inc. and served as a Non-executive Director of
Statoil ASA from 2013 to 2015. She was Executive Vice President – International
of Nexen Inc. from 2012 to 2013. Roberto Setubal is Co-Chairman of the Board of
Directors of Itaú Unibanco Holding S.A., having previously served as Chief
Executive Officer, and is Vice President of the Board of Directors of
Itaúsa-Investimentos Itaú  S.A. He served on the Boards of Itauseg Participação
S.A. and Banco Itaú BBA.S.A. until 2013 and 2015 respectively.
There is no information to disclose pursuant to Listing Rule 9.6.13 (2) to
Listing Rule 9.6.13 (6) inclusive.

May 24, 2017

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550
Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

...............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953
and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: May 24, 2017	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary